June 24, 2025

Tim O   Brien
Chief Financial Officer
N-able, Inc.
30 Corporate Drive, Suite 400
Burlington, MA 01803

       Re: N-able, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-40297
Dear Tim O   Brien:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Report of Independent Registered Public Accounting Firm, page F-2

1. Your auditor states in the fourth paragraph of their report that they conducted their
       audits    in accordance with standards of the PCAOB and in accordance with auditing
       standards generally accepted in the United States of America.    Since
you are an
       issuer, the audits of your financial statements must be in accordance with standards of the PCAOB. As a result, it is not clear why the audit report also refers to generally accepted auditing standards. Refer to PCAOB Auditing Standard 3101 and have your auditor advise or revise their report in future filings, as necessary.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 June 24, 2025
Page 2

       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology